
MEDFORD
DOUBLE INDIA PALE ALE
INDIA PALE ALE
AMERICAN PALE ALE
MEDFORD
AMERICAN GOLDEN ALE

MEDFORD BREWING COMPANY

2020 Report

Dear investors,

We've got the financial numbers covered, so tell your investors in human words how this past year went for you. It's possible that it's been a while since they heard from you, so remind them why they believed in you in the first place!

We need your help!

Once we have secured our location, we'll be reaching out looking for help. Please keep supporting and buying our products and ask for them in your local liquor store

Sincerely,

Nick Bolitho

Co-Founder

Max Heinegg

Co-Founder / Brewmaster

Our Mission

Medford deserves a local brewery that prioritizes awesome beers and the local community. As two Medford residents, we are committed to turning that dream into a reality. We hope to open a brewery here in Medford within the next 12 months, and continue growing our distribution network so that our excellent, approachable brews are available across all of New England and beyond.

See our full profile

How did we do this year?

Report Card

B+

The Good

- We stayed alive
- Launched a new product
- Tested a variety of new products and they went well, so we'll be putting them in to production in 2021

The Bad

- Finding a good location
- We took a hit on returned kegs
- Current contract location increased their brew minimums so we are looking for another one to work with for smaller batches

2020 At a Glance

January 1 to December 31



$85,430 +36%

Revenue



-$30,266 [562%]

Net Loss


IOU!

$40 [99%]

Short Term Debt



$0

Raised in 2020



$238,000

Cash on Hand
As of 01/ 6/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Medford Brewing Company has been selling beer across Massachusetts for over two years. We have four styles sold in 150+ locations, and add an average of 5-10 locations per week through our partnership with one of the largest distributors in New England. To build on our regional success, we are raising money to open the first brewery in the heart of Medford, MA.

Medford deserves a local brewery that prioritizes awesome beers and the local community. As two Medford residents, we are committed to turning that dream into a reality. We hope to open a brewery here in Medford within the next 12 months, and continue growing our distribution network so that our excellent, approachable brews are available across all of New England and beyond.

Milestones

Medford Brewing Company was incorporated in the State of Massachusetts in August 2015.

Since then, we have:

- First brew sold out in 4 days. Second sold out in two days. The brand was immediately profitable.

- Available in 245+ stores. Adding new stores each week.
- 40% of consumers repurchase.
- Just been taken on by Atlantic Beverage Distributors, one of the largest distributors in New England
- Regionally recognized brand. Received great reviews and press from The Boston Globe, Beer Advocate, Boston Magazine, and The Weekly Dig, just to name a few

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $85,430 compared to the year ended December 31, 2018, when the Company had revenues of $62,802. Our gross margin was 26.49% in fiscal year 2019, compared to 30.09% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $275,598, including $275,598 in cash. As of December 31, 2018, the Company had $29,712 in total assets, including $18,858 in cash.
- *Net Loss.* The Company has had net losses of $30,266 and net income of $6,549 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $305,822 for the fiscal year ended December 31, 2019 and $29,670 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $24,933 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Medford Brewing Company cash in hand is $238,000, as of January 2019. Over the last three months, revenues have averaged $9,038/month, cost of goods sold has averaged $8,980/month, and operational expenses have averaged $6,106/month, for an average burn rate of $6,048 per month. Our intent is to be profitable in 36 months.

We have changed locations for contract brewing due to unforeseen circumstances. The first location cost too much and we lost money, our current location is giving us the best margin we can achieve from contract brewing.

We expect revenue to rise with seasonality and the introduction of new products, but we will also see a huge increase in our expenses with the facility build out and all the costs incurred with that. We have a provisional loan agreement for $300,000 as a top up loan from a local bank to cover the build out costs.

Net Margin: -35% **Gross Margin: 26%** **Return on Assets: -11%** **Earnings per Share: -$37.83** **Revenue per Employee: $85,430**

Cash to Assets: 100% **Revenue to Receivables: ~** **Debt Ratio: 111%**

2020_Financial_Statements_1_.pdf | 2019_Financial_Statements.pdf | 2017___2018_Financial_Statements.pdf

We ❤ Our 464 Investors

Thank You For Believing In Us

Christopher Taylor
Kristen Colella
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Thank You!

From the Medford Brewing Company Team



